April 27, 2010	Karen V. Bertulli (612) 604-6604 kbertulli@winthrop.com

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Ms. Yolanda Crittendon

RE:           American Church Mortgage Company
Form 8-K, Item 4.01
Filed on April 20, 2010
File No. 000-25919

Ladies and Gentleman:

On behalf of American Church Mortgage Company (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comments presented in the comment letter from the U.S. Securities and Exchange Commission (the “Commission”), dated April 22, 2010 (the “Comment Letter”).  For the Staff’s convenience, our Response is preceded by the related Staff Comment.

Form 8-K, Item 4.01
Comment 1.
Please amend your filing to state whether in connection with audits of the two most recent years through the date of resignation or discharge there were any disagreements with the former accountant on any matter which, if not resolved to the satisfaction of the accountant, would have caused the accountant to make reference in its report to the matter.  Among other items specified in S-K 304(a)(1)(iv), the filing should describe the subject matter of any such disagreement.  Disagreements required to be reported include both those resolved to the satisfaction of the accountant and those not resolved to the satisfaction of the accountant.

Response 1.
On April 26, 2010, the Company amended its filing to include the required disclosure, which disclosure had been inadvertently omitted.  Please see the Company’s Amended Current Report on Form 8-K/A of such date.

Comment 2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response 2.	On April 26, 2010, the Company amended its filing and included an updated Exhibit 16 letter. Please see the Company’s Amended Current Report on Form 8-K/A of such date.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6604.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/Karen V. Bertulli

Karen V. Bertulli

cc:           Philip J. Myers (American Church Mortgage Company)
Scott J. Marquis (American Church Mortgage Company)